UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                           SCHEDULE 13D
                         (Amendment No. 1)

             Under the Securities Exchange Act of 1934


                      U.S. Facilities Corp.
                        (Name of Issuer)


                          Common Stock
                 (Title of Class and Securities)


                           911822104
              (CUSIP Number of Class of Securities)


                       Michael J. Halpern
             1999 Avenue of the Stars, Suite 1950
                     Los Angeles, CA  90067
                          (310) 201-7795

                            Copy to:

                        Kent V. Graham
                     O'Melveny & Myers LLP
              1999 Avenue of the Stars, 7th Floor
                      Los Angeles, CA  90067
                          (310) 246-6820

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        January 3, 1997


       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with this
Statement:  [ ]

(1)  NAME OF REPORTING PERSON

          Dorchester Partners, L.P.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  [x]
                                              (b)  [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS

          WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                   [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   385,800 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   385,800 SHARES OF COMMON STOCK

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          385,800 SHARES OF COMMON STOCK

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                    [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.55%

(14) TYPE OF REPORTING PERSON

          PN

(1)  NAME OF REPORTING PERSON

     Dorchester Advisors, Inc.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                            (a)  [x]
                                            (b)  [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS

          AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA

                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   385,800 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   385,800 SHARES OF COMMON STOCK

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          385,800 SHARES OF COMMON STOCK

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                     [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.55%

(14) TYPE OF REPORTING PERSON

          CO

(1)  NAME OF REPORTING PERSON

          Michael J. Halpern

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                        (a)  [x]
                                        (b)  [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS

          AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                 [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

                     : (7) SOLE VOTING POWER
                     :   39,600 SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   425,400 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   39,600 SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   425,400 SHARES OF COMMON STOCK

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          425,400 SHARES OF COMMON STOCK

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                       [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.22%

(14) TYPE OF REPORTING PERSON

          IN

          This Amendment No. 1 to Schedule 13D, filed on behalf of Dorchester Partners, L.P., a Delaware limited partnership ("Partners"); Dorchester Advisors, Inc., a California corporation ("Advisors"); and Michael J. Halpern, an individual ("Halpern"), hereby amends the Schedule 13D filed on November 21, 1996 as follows:


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase price (including commissions, if any) for the shares of Common Stock reported on this Amendment
No. 1 to Schedule 13D as held by the Reporting Persons was $7,608,817. The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were purchased with working investment capital.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5(a) is hereby amended to supply the following additional information:

          Following the date the Reporting Persons filed the
Schedule 13D that this Amendment to Schedule 13D amends, they continued to purchase shares, as reflected in the table set forth in Item 5(c) herein. Consequently, as of the date hereof, Partners is the direct, beneficial owner of 385,800 shares of Common Stock, which constitutes 6.55% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by USF on September 30, 1996). Advisors does not directly own any Common Stock but, by virtue of its position as the general partner of Partners, may be deemed to own beneficially the shares of Common Stock held by Partners.
The Managed Account is the direct, beneficial owner of 39,600 shares of Common Stock, which constitutes .67% of the outstanding shares of Common Stock. Halpern does not directly own any Common Stock, but, by virtue of his control over the investment and voting decisions of (i) Advisors (and therefore, Partners), and
(ii) the Managed Account, Halpern may be deemed to own beneficially the shares of Common Stock held by Partners and the Managed Account. Therefore, Halpern is the indirect beneficial owner of 425,400 shares of Common Stock, which constitutes 7.22% of the outstanding shares of the Common Stock and represents the acquisition of more than 1% of the outstanding shares of Common Stock since the date of the filing of the Schedule 13D referenced above.

          Item 5(c) is hereby amended to supply the following additional information:

          The following table sets forth the transactions effected by Partners and the Managed Account from the date the Reporting Persons filed the Schedule 13D that this Amendment to
Schedule 13D amends through the date hereof. Each of the transactions set forth below reflects a purchase effected by means of a stock exchange trade. The Price Per Share excludes commissions, if any.



               Buy or    Price Per     Number of Shares      Entity Engaging
Trade Date      Sell      Share        Purchased or Sold     in Transaction

11/22/96         B       $19.1786          3,200               Partners
11/22/96         B        19.1786            300               Managed Account
11/25/96         B        19.2500          2,400               Partners
11/25/96         B        19.2500            100               Managed Account
11/27/96         B        18.8750          1,300               Partners
11/27/96         B        18.8750            200               Managed Account
12/03/96         B        19.4844          3,700               Partners
12/03/96         B        19.4844            300               Managed Account
12/06/96         B        19.2500            400               Partners
12/06/96         B        19.2500            100               Managed Account
12/09/96         B        19.2500          4,800               Partners
12/09/96         B        19.2500            200               Managed Account
12/10/96         B        19.6250          7,300               Partners
12/10/96         B        19.6250            700               Managed Account
12/11/96         B        19.6250            900               Partners
12/11/96         B        19.6250            100               Managed Account
12/11/96         B        19.2500          4,800               Partners
12/11/96         B        19.2500            200               Managed Account
12/12/96         B        19.7500            800               Partners
12/12/96         B        19.7500            200               Managed Account
12/13/96         B        19.2500          2,300               Partners
12/13/96         B        19.2500            200               Managed Account
12/20/96         B        18.2500          4,600               Partners
12/20/96         B        18.2500            400               Managed Account
12/23/96         B        18.9400          3,200               Partners
12/23/96         B        18.9400            300               Managed Account
12/27/96         B        19.5341          5,100               Partners
12/27/96         B        19.5341            400               Managed Account
01/03/97         B        18.9519          7,800               Managed Account
01/08/97         B        19.3750          2,500               Partners



                             SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 1997



                               DORCHESTER ADVISORS, INC.

                               By: __/s/ Michael J. Halpern__
                                   Michael J. Halpern
                                   President



                               DORCHESTER PARTNERS, L.P.

                               By: Dorchester Advisors, Inc.
                                   General Partner

                               By: __/s/ Michael J. Halpern__
                                    Michael J. Halpern
                                    President


                                 __/s/ Michael J. Halpern__
                                  MICHAEL J. HALPERN